EXHIBIT 99.1

O2Micro Revises Third Quarter 2015 Financial Guidance

GEORGE TOWN, Grand Cayman, Oct. 6, 2015 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today revised its guidance for the third quarter of 2015. The company now expects its third quarter revenue to be approximately $13.5 million to $13.8 million, versus previous guidance of $15.0 million to $16.2 million. In addition, gross margin for the third quarter is expected to be 50% to 52%, unchanged from the previously provided guidance.

The reduction in anticipated revenue for the third quarter is primarily the result of weaker than anticipated sales by our major customers in TV and Monitors. Due to the market conditions, these customers are also maintaining lower than normal inventories.

Sterling Du, Chairman and CEO of O2Micro commented, "We are disappointed by the soft demand in our business in the third quarter. This is primarily the result of weaker than forecasted demand by several of our large customers in backlighting. During this difficult period of revenue weakness, the Company will continue the cost saving programs and improve the operating efficiency to meet the challenges. As we control our expenses, we will continue our efforts to develop innovative technologies and products that we believe will produce our next generation of relevant, competitive products that will drive growth."

No conference call will be held in conjunction with this financial guidance update. Additional information will be available when the Company reports its third quarter results prior to market open on November 4, 2015.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 29,285 patent claims granted, and over 30,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com